

Mail Stop 4561

November 13, 2015

Lakhwinder Singh Sidhu, President
SavMobi Technology Inc.
73B Bank Avenue
Amritsar, Punjab, 143001
India

> **Re:** **SavMobi Technology Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 30, 2015**
> **File No. 333-206804**

Dear Mr. Sidhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

Risk Factors, page 9

1.  We reissue prior comment 7 in part, insofar as you have not disclosed here and in Capital Resources and Liquidity, the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.

Description of Business, page 22

2.  We note your response to prior comment 2. However, please further revise your disclosure to explain that the market data presented in this section represents calculations you have made based on underlying data contained in the Borrell Associates report, rather than data points actually contained in the reports.

3.      We note your response to prior comment 4.  However, your disclosure on page 23, states that "the total software development cost [is] $38,000."  Elsewhere in your filing you state that you require a minimum of $25,000 of gross offering proceeds, to implement your business plan.   Please revise to ensure your capital needs are stated consistently, or tell us why you believe that the existing disclosures consistently state such needs.

Competition, page 25

4.      You state that Yelp and Pirq are your biggest competitors.  This disclosure suggests that you are currently operating in this business space.  Since you have yet to launch your mobile solution, it appears that you should revise this statement to reflect that you expect these companies to be competitors in the future.

5.      We note your response to prior comment 14.  Please further revise your disclosures to describe whether the features you intend to include in your software, that you describe in the ultimate paragraph of page 25, are already included other apps or software.

Business Experience, page 31

6.      We note that the biographical information for your director and officer has a promotional tone.  Please revise to limit the information to factually verifiable statements.

7.      We note your response to prior comment 6; however, we are unable to concur with your assertion that this information is not required to be disclosed pursuant to Item 401 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and other related matters. If you have any other questions, please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, me at (202) 551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal
Office of Information
Technologies and Services

cc:    Andrew Befumo, Esq.
       Befumo and Schaeffer, PLC